Exhibit 99.13

CONSENT

We hereby consent to the use in Minera Andes Inc.’s annual report on Form 40-F for the year ended December 31, 2008 of the Canadian National Instrument 43-101 Technical Report in Support of the Preliminary Assessment on the Development of the Los Azules Project, San Juan Province, Argentina issued by Samuel Engineering, Inc.  for Minera Andes Inc. dated March 19, 2009.

Date: March 31, 2009	“RANDOLPH P. SCHNEIDER”
Randolph P. Schneider, MAusIMM

“ROBERT SIM”
Robert Sim, P.Geo

“BRUCE M. DAVIS”
Bruce M. Davis, Ph.D., FAusIMM

“WILLIAM L. ROSE”
William L. Rose, P.E.

“SCOTT C. ELFEN”
Scott C. Elfen, P.E.